UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                                WORLDSPACE, INC.
                                ----------------
                                (Name of Issuer)

                              Class A Common Stock
                              --------------------
                         (Title of Class of Securities)

                                    981579105
                                   -----------
                                 (CUSIP Number)

                                 January 1, 2006
                                 ----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 13 Pages

                                  SCHEDULE 13G

CUSIP NO.  981579105                                         PAGE 2 OF 13 PAGES


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  TCS CAPITAL INTERNATIONAL, LTD.

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                     a.       [ ]
                                                     b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                            5             Sole Voting Power
Number of                                          0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
   Each
Reporting                   7             Sole Dispositive Power
  Person                                           0
   With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    0

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    0%

12       Type of Reporting Person (See Instructions)

                                    CO

CUSIP NO.  981579105                                         PAGE 3 OF 13 PAGES

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  TCS CAPITAL MANAGEMENT, LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                     a.       [ ]
                                                     b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
   Each
Reporting                   7             Sole Dispositive Power
   Person                                          0
   With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    0

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    0%

12       Type of Reporting Person (See Instructions)

                                    OO

CUSIP NO.  981579105                                         PAGE 4 OF 13 PAGES


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  TCS CAPITAL INVESTMENTS, LP

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                     a.       [ ]
                                                     b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                            5             Sole Voting Power
Number of                                      1,128,408
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
   Each
Reporting                   7             Sole Dispositive Power
  Person                                        1,128,408
   With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,128,408

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    5.8%

12       Type of Reporting Person (See Instructions)

                                    PN

CUSIP NO.  981579105                                         PAGE 5 OF 13 PAGES


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  TCS CAPITAL GP, LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                     a.       [ ]
                                                     b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                        1,564,691
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                           0
   Each
Reporting                   7             Sole Dispositive Power
  Person                                         1,564,691
   With
                            8             Shared Dispositive Power
                                                    0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                  1,564,691

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    8.1%

12       Type of Reporting Person (See Instructions)

                                    OO

CUSIP NO.  981579105                                         PAGE 6 OF 13 PAGES


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  ERIC SEMLER

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                     a.       [ ]
                                                     b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                      1,564,691
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
   Each
Reporting                   7             Sole Dispositive Power
  Person                                       1,564,691
   With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                   1,564,691

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    8.1%

12       Type of Reporting Person (See Instructions)

                                    HC

CUSIP NO.  981579105                                         PAGE 7 OF 13 PAGES


ITEM 1(A)         NAME OF ISSUER:

                  WorldSpace, Inc. (the "Issuer")

ITEM 1(B)         ADDRESS OF THE ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  8515 Georgia Avenue, Silver Spring, Maryland 20910

ITEM 2(A)         NAME OF PERSON FILING:

     The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

     i)   TCS Capital International, Ltd. ("TCS Capital International");

     ii)  TCS Capital Management, LLC ("TCS Capital Management");

     iii) TCS Capital Investments, LP ("TCS Capital Investments");

     iv)  TCS Capital GP, LLC ("TCS Capital GP"); and

     v)   Eric Semler ("Mr. Semler").

     This Statement relates to Shares (as defined herein) held for the accounts of TCS Capital International, TCS Capital Investments, LP, TCS Capital, LP, a Delaware limited partnership ("TCS Capital"), and TCS Capital II, LP, a Delaware limited partnership ("TCS Capital II").

     TCS Capital GP is the general partner of each of TCS Capital Investments, TCS Capital and TCS Capital II. In his capacity as the managing member of TCS Capital GP, Mr. Semler may be deemed to have investment discretion over, and may be deemed to be the beneficial owner of, securities held for the accounts of TCS Capital Investments, TCS Capital and TCS Capital II. TCS Capital Management is the former investment manager of TCS Capital International.

ITEM 2(B)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     The address of the principal business office of each of the Reporting Persons is 888 Seventh Avenue, Suite 1504, New York, NY 10019.

ITEM 2(C)         CITIZENSHIP:

     1)   TCS Capital International is a Cayman Islands corporation;

     2)   TCS Capital Management is a Delaware limited liability company;

     3) TCS Capital Investments is a Cayman Islands exempted limited partnership;

     4)   TCS Capital GP is a Delaware limited liability company; and

     5)   Mr. Eric Semler is a citizen of the United States.

CUSIP NO.  981579105                                         PAGE 8 OF 13 PAGES


ITEM 2(D)      TITLE OF CLASS OF SECURITIES:

               Class A Common Stock, par value $0.01 per share (the "Shares").

Item 2(e)      CUSIP Number:

               981579105

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

               This Item 3 is not applicable.

ITEM 4.        OWNERSHIP:

ITEM 4(A)      AMOUNT BENEFICIALLY OWNED:

               i) As of January 1, 2006, neither TCS Capital International nor TCS Capital Management may be deemed to be the beneficial owner of any Shares.

               ii) As of January 1, 2006, TCS Capital Investments may be deemed to be the beneficial owner of 1,128,408 Shares.

               iii) As of January 1, 2006, each of TCS Capital GP and Mr. Semler may be deemed to be the beneficial owner of 1,564,691 Shares. This number consists of (A) 1,128,408 Shares held for the account of TCS Capital Investments, (B) 59,780 Shares held for the account of TCS Capital, and (C) 376,503 Shares held for the account of TCS Capital II.

ITEM 4(B)      PERCENT OF CLASS:

               i) The number of Shares of which each of TCS Capital International and TCS Capital Management may be deemed to beneficially own constitutes 0% of the total number of Shares outstanding.

               ii) The number of Shares TCS Capital Investments may be deemed to beneficially own constitutes approximately 5.8% of the total Shares outstanding. (Based upon information provided by the Issuer in its most recently-filed quarterly report on Form 10-Q, the number of Shares outstanding was 19,321,332 as of November 8, 2005).

               iii) The number of Shares each of TCS Capital GP and Mr. Semler may be deemed to beneficially own constitutes approximately 8.1% of the total number of Shares outstanding.

CUSIP NO.  981579105                                         PAGE 9 OF 13 PAGES

ITEM 4(C)     NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

         TCS CAPITAL INTERNATIONAL
         -------------------------
         (i)       Sole power to vote or direct the vote                                         0
         (ii)      Shared power to vote or to direct the vote                                    0
         (iii)     Sole power to dispose or to direct the disposition of                         0
         (iv)      Shared power to dispose or to direct the disposition of                       0

         TCS CAPITAL MANAGEMENT
         ----------------------
         (i)       Sole power to vote or direct the vote                                         0
         (ii)      Shared power to vote or to direct the vote                                    0
         (iii)     Sole power to dispose or to direct the disposition of                         0
         (iv)      Shared power to dispose or to direct the disposition of                       0

         TCS CAPITAL INVESTMENTS
         -----------------------
         (i)       Sole power to vote or direct the vote                                 1,128,408
         (ii)      Shared power to vote or to direct the vote                                    0
         (iii)     Sole power to dispose or to direct the disposition of                 1,128,408
         (iv)      Shared power to dispose or to direct the disposition of                       0

         MR. SEMLER
         ----------
         (i)       Sole power to vote or direct the vote                                 1,564,691
         (ii)      Shared power to vote or to direct the vote                                    0
         (iii)     Sole power to dispose or to direct the disposition of                 1,564,691
         (iv)      Shared power to dispose or to direct the disposition of                       0



ITEM 5.            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

     As of the date hereof, each of TCS Capital International and TCS Capital Management has ceased to be the beneficial owner of more than five percent of the Shares.

ITEM 6.            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                   PERSON:

     The partners of TCS Capital Investments have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of TCS Capital Investments in accordance with their ownership interests in TCS Capital Investments.

CUSIP NO.  981579105                                         PAGE 10 OF 13 PAGES

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

                  This Item 7 is not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  This Item 8 is not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  This Item 9 is not applicable.

ITEM 10.          CERTIFICATION:

     By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


                                  SCHEDULE 13G

CUSIP NO.  981579105                                         PAGE 11 OF 13 PAGES

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    January 13, 2006                              TCS CAPITAL INTERNATIONAL, LTD.

                                                       By: TCS Capital Management, LLC
                                                           its Investment Manager

                                                       By: /s/ Eric Semler
                                                       -----------------------------------
                                                       Name: Eric Semler
                                                       Title: Managing Member

Date:    January 13, 2006                              TCS CAPITAL MANAGEMENT, LLC


                                                       By: /s/ Eric Semler
                                                       -----------------------------------
                                                       Name: Eric Semler
                                                       Title: Managing Member

Date:    January 13, 2006                              TCS CAPITAL INVESTMENTS, LP

                                                       By:  TCS Capital GP, LLC,
                                                            its General Partner

                                                       By: /s/ Eric Semler
                                                       -----------------------------------
                                                       Name: Eric Semler
                                                       Title: Managing Member


Date:    January 13, 2006                              TCS CAPITAL GP, LLC


                                                       By: /s/ Eric Semler
                                                       -----------------------------------
                                                       Name: Eric Semler
                                                       Title: Managing Member


Date:    January 13, 2006                              ERIC SEMLER


                                                       By: /s/ Eric Semler
                                                       -----------------------------------



                                  SCHEDULE 13G

CUSIP NO.  981579105                                         PAGE 12 OF 13 PAGES



                                  EXHIBIT INDEX

                                                                        Page No.

A. Joint Filing Agreement, dated as of January 13, 2006, by and among Mr. Eric Semler, TCS Capital Management, LLC, TCS Capital International, Ltd., TCS Capital Investments, LP and TCS Capital GP, 13 LLC.

                                  SCHEDULE 13G

CUSIP NO.  981579105                                         PAGE 13 OF 13 PAGES

                                    EXHIBIT A
                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Class A Common Stock of WorldSpace, Inc., dated as of January 13, 2006, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.


Date:    January 13, 2006                              TCS CAPITAL INTERNATIONAL, LTD.

                                                       By: TCS Capital Management, LLC
                                                           its Investment Manager


                                                       By: /s/ Eric Semler
                                                       --------------------------------------
                                                       Name: Eric Semler
                                                       Title:  Managing Member


Date:   January 13, 2006                               TCS CAPITAL MANAGEMENT, LLC

                                                       By: /s/ Eric Semler
                                                       --------------------------------------
                                                       Name: Eric Semler
                                                       Title: Managing Member


Date:   January 13, 2006                               TCS CAPITAL INVESTMENTS, LP

                                                       By: TCS Capital Group, LLC
                                                           its General Partner


                                                       By: /s/ Eric Semler
                                                       --------------------------------------
                                                       Name: Eric Semler
                                                       Title: Managing Member


Date:   January 13, 2006                               TCS CAPITAL GP, LLC


                                                       By: /s/ Eric Semler
                                                       --------------------------------------
                                                       Name: Eric Semler
                                                       Title: Managing Member


Date:   January 13, 2006                               ERIC SEMLER

                                                       By: /s/ Eric Semler
                                                       --------------------------------------

